Exhibit 99.1

GRANITE REIT DECLARES JULY 2017 DISTRIBUTION

July 17, 2017, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.217 per stapled unit. The distribution will be paid by Granite on August 15, 2017 to stapled unitholders of record at the close of trading on July 31, 2017. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Thursday, July 27, 2017 on the Toronto Stock Exchange and on the New York Stock Exchange.

As it relates to certain unitholders, Granite confirms that no portion of the above distribution constitutes effectively connected income. A qualified notice providing the breakdown of the sources of the above distribution will be issued to the Depository Trust & Clearing Corporation (DTCC) subsequent to the record date of July 31, 2017, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.